EXHIBIT 99.    ATTACHMENT TO FORM 10-Q

                     CONTINGENT PAYMENT OBLIGATION UNITS

In connection with the acquisition of Hybritech Incorporated by the Company on March 18, 1986, the Company issued Contingent Payment Obligation Units (CPUs). The following information is provided relative to the CPUs.

Hybritech Sales and Gross Profits (Unaudited)

                                        FIRST QUARTER
                                        -------------

                                    1995     1994*   1993*
                                    ----     -----   -----

                                            (Millions)


        Sales                      $25.4    $32.4    $40.2
        Gross profits              $13.7    $15.2    $21.7


* Includes Pacific Biotech, Inc., another subsidiary of Eli Lilly and Company.


Sales for the first quarter were $25.4 million compared with $32.4 million during the same period in 1994, a decrease of 22 percent. Sales declined in both domestic and international markets. Gross profits for the first quarter were $13.7 million compared with $15.2 million in the same period last year, a decrease of 10 percent.

Sales of the  Company's leading product, Tandem(R) Prostate Specific Antigen
(PSA), were lower compared with the same period last year because of continued competitive pressures. In addition, the previously announced sale of Pacific Biotech, Inc., in January 1995, contributed to the decline in sales and gross profits.

Lilly announced in 1994 that it intends to divest itself of its interest in Hybritech in a manner consistent with its obligations under the CPUs.



Computation of Contingent Payment Obligation Unit Payment


CPU holders are entitled to receive cash payments based upon the annual sales and gross profits of Hybritech over the period ending December 31, 1995 if certain performance criteria are achieved. The total amount payable for each year will equal the sum of 6 percent of Hybritech's sales and 20 percent of Hybritech's gross profits for that year, less a deductible amount. Sales is defined in the Indenture governing the CPUs to include net sales of products and royalties but to exclude contract revenues. Gross profits are the excess of sales over costs of products sold and do not represent the net income of Hybritech. The deductible amount was $11 million for 1986 and increases by 35 percent in each subsequent year. The deductible for 1995 is $163.8 million. The total amount payable is then divided by 12,933,894 to determine the payment per CPU. The maximum payment that may be made on each CPU if the criteria are achieved cannot, however, exceed $22. No payments have been made to date.





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